Exhibit 99.70

Intermap’s Insurance Business Starts 2025 With Strong Growth

Year-to-date insurance awards surpass $1.1 million

Two new strategic partnerships with major insurance customers

DENVER, March 20, 2025 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that its global insurance business is off to a strong start in 2025 with awards surpassing $1.1 million from new client subscriptions and multiple renewals.

Intermap is pleased to announce a new, large multiyear subscription with a major bank-insurance group operating in five European countries. Serving retail, private banking, SME and mid-cap clients, the group has adopted the latest generation of Intermap’s Aquarius RMA solution for natural hazards and climate change risk quantification. Using AI-powered modeling and continually updated 3D terrain data, the solution delivers precise risk assessments throughout the policy lifecycle—from underwriting to claims adjustment—empowering the group to deploy innovative, data-driven strategies for climate and sustainability challenges.

Intermap also recently secured a major partnership with PREMIUM Insurance Company Limited, which adopted Intermap’s next-generation Aquarius RMA natural hazard solution. This collaboration marks a significant step forward for flood risk management in Europe, ensuring that homeowners and businesses in these markets benefit from more informed and reliable insurance decisions.

“Providing property insurance in the Czech Republic and Slovakia without high-quality flood maps and robust risk assessment would be increasingly time and labor-intensive,” said Marek Benko, Member of the Board of Directors at PREMIUM Insurance. “By integrating Intermap’s advanced mapping solutions, we are enhancing our underwriting precision, building greater trust with our reinsurers, and ensuring our clients receive the most sustainable coverage possible.”

“We are seeing increased demand for our applications and solutions in our insurance vertical, driving record revenue early in the year,” said Patrick A. Blott, Intermap Chairman and CEO. “Our data products are one of a kind, making our subscriber base sticky with de-minimis churn.” Mr. Blott continued, “Insurance companies are increasingly leveraging 3D geospatial data to enhance risk assessment and evaluate property vulnerabilities such as flood or wildfire exposure with greater precision. Building upon our 3D foundation data, Intermap incorporates artificial intelligence and machine learning techniques into our NEXTMap solution to create globally available digital elevation models at resolutions as fine as a single meter, offering our insurance clients and other verticals the ability to make unparalleled, data-driven decisions. We look forward to updating the market as we build upon these new wins and execute against our current pipeline of insurance industry opportunities.”

Fourth Quarter and Full Year 2024 Results and Conference call

As a reminder, Intermap will report its fourth quarter and full year 2024 results on Thursday, March 27, 2025 at 5:00 pm ET. The Company’s CEO Patrick Blott, CFO Jennifer Bakken and COO Jack Schneider will host a live webinar to review the results, provide Company updates and answer investor questions following the presentation.

CONFERENCE CALL DETAILS

Date	Thursday, March 27, 2025
Time	5:00 pm ET
Link	Register

Learn more about Intermap’s global insurance solutions at intermap.com/insurance.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266